UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


1.   Name and business address of person filing statement.

     Van Ness Feldman, P.C.
     1050 Thomas Jefferson St., NW
     Washington, D.C. 20007-3877

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

Members
Richard Agnew                           Richard Penna
Pamela Anderson                         Daniel Press
Gary Bachman                            J. Curtis Rich
Mitchell Bernstein                      Julie Richardson
Howard Bleichfeld                       Steve Richardson
John Buchovecky                         Thomas Roberts
John Burnes                             Cheryl Feik Ryan
Howard Feldman                          Jay T. Ryan
Shelley Fidler (Non-attorney Principal) Howard Shapiro
Stephen Fotis                           Doug Smith
Patricia Godley                         Michael Swiger
Sam Kalen                               Robert Szabo
Paul Korman                             William Van Ness, Jr.
Malcolm McLellan                        David Yaffee
Nancy McNally (Non-attorney Principal)  Ben Yamagata
Alan Mintz                              Theresa Zolet
J. Curtis Moffatt
Margaret Moore
Joe Nelson
Bob Nordhaus


Of Counsel
Katherine Henry
Shippen Howe
Richard Kozlowski


Associates
                                        Celia Martellino
Ivy Anderson                            Susan Moore
Jaeleen Araujo                          Ricardo Nogueira
Andrew Art                              Marlys Palumbo
Evan Reese                              Chuck Sensiba
Meredith Chambers                       Brendan Shane
Revella Cook                            Jonathan Simon
Kyle Danish                             Mona Tandon
Britt Speyer Fleming                    Greg Ward
Kevin Flynn                             Janet Woodka
Vincenzo Franco                         Brian Zimmet
Angela Freeman
Nick Goldstein
Megan Grant
Ethan Holmes
Don Light



Energy Analyst                          Law Clerks
Stephen Baruch                          Andrea Chuahy
                                        Andrea Hudson

Energy Specialist                       Paralegal
Larry Inouye                            Barbara Deathe
                                        Kimberly Staples
                                        Jennifer Smith

Gov't Policy Assistant                  Gov't Policy Practice
Shannon Angielski                       Group
Jordan Smith                            Paula Dietz
                                        Shelley Fichtner
                                        Janet Anderson

Senior Environmental Advisor            Senior Policy Advisor
Sam Collinson                           Philip R. Sharp




3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

(A) Entergy-Koch, LP, a subsidiary company of Entergy Corp., and various subsidiaries of Entergy-Koch, LP, including Gulf
     South Pipeline Company, LP and Entergy-Koch Trading, LP.

(B) Various companies in the American Electric Power Co. holding company system, including AEP Resources Inc., a non-regulated corporate development and capital investment operation, AEP Energy Services Inc., a natural gas and electricity trading and marketing company, and Ohio Power.

(C) NRG Energy Inc. and various of its subsidiary companies that are involved in the acquisition, development, ownership, or operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.

(D)  Cove Point LNG, L.P., a wholly-owned subsidiary of Dominion
     Resources Inc.


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item
     3, and brief description of nature of services to be rendered in each such position or relationship.

(A) Van Ness Feldman is retained by Entergy-Koch, LP on an hourly basis to advise as to business activities and regulation of its subsidiary, Gulf South Pipeline Company, LP. Van Ness Feldman is retained by Gulf South Pipeline Company, LP on an hourly basis to advise as to compliance with the requirements of the Natural Gas Act and implementing regulations, and to draft various filings with regard to those laws and regulations for submission to the Federal Energy Regulatory Commission. Van Ness Feldman is retained by Entergy-Koch Trading, LP to provide advice on certain discrete regulatory and legal issues that may arise under the Natural Gas Act and the Federal Power Act.

(B) Van Ness Feldman is retained by various companies in the American Electric Power Co. holding company system on an hourly basis to provide advice on legal, regulatory and legislative issues that arise under the Clean Air Act, the Natural Gas Act, the Federal Power Act, and other federal and state laws and regulations, to draft various pleadings and filings as required with regard to those laws and regulations in various federal and state courts and agencies, and to provide regulatory advice and counseling on transactions. Van Ness Feldman also provides regulatory advice on international issues, such as those that arise under treaties on global climate change regarding AEP Resources Inc.

(C) Van Ness Feldman is retained by NRG Energy Inc. and various of its subsidiary companies on an hourly basis to provide counsel with regard to the acquisition, development, ownership, and operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.

(D) Van Ness Feldman is retained by Cove Point to provide regulatory advice and counsel on an hourly basis in matters before the Federal Energy Regulatory Commission.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                    Salary or other payments
                    (a) received in 2002 and
                    (b) to be received

                    (a)            (b)            Person or
                                                  company from
                                                  whom received
Name of recipient                                 or to be
                                                  received


Van Ness Feldman    $895,444.97    not fixed      Entergy-Koch,
LP


Van Ness Feldman    $560.20        not fixed      Entergy-Koch
                                                  Trading, LP


Van Ness Feldman    $365,279.00    not fixed      Gulf South
                                                  Pipeline
                                                  Company, LP


Van Ness Feldman    $0             not fixed      AEP Resources,
                                                  Inc., Intergen
                                                  Energy, Inc.,
                                                  Ohio Power


Van Ness Feldman    $7,067.50      not fixed      AEP Energy
                                                  Services


Van Ness Feldman    $67,347.00     not fixed      NRG Energy Inc.


Van Ness Feldman    $265,665.00    not fixed      Cove Point LNG,
                                                  L.P.

     (b) Basis for compensation if other than salary. Hourly billing rate.

6. (To be answered in supplementary statement only. See instructions) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a) Total amount of routine expenses charged to client and reimbursed in 2002:

     Source of reimbursement                           Amount


     Entergy-Koch, LP                                  $18,131.96


     Entergy-Koch Trading, LP                          $   193.51


     Gulf South Pipeline Company, LP                   $33,078.65


     AEP Resources Inc., Intergen Energy Inc.          $0
     Ohio Power


     AEP Energy Services                               $   254.93


     NRG Energy Inc.                                   $ 1,749.47


     Cove Point LNG, L.P.                              $14,074.48

     (b)  Itemized list of all other expenses:    No other
                                                  expenses.





Date: January 30, 2003             Signed /s/Brian M. Zimmet